Exhibit 99.1
Deutsche Bank
Aktiengesellschaft
Frankfurt am Main
We take pleasure in inviting our shareholders to the
Ordinary General Meeting
in the Festhalle, Messe Frankfurt,
Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main,
convened for
Thursday, May 26, 2011, 10 a.m.
Agenda
1.	Presentation of the established Annual Financial Statements and Management Report (including the explanatory report on disclosures pursuant to § 289 (4) German Commercial Code) for the 2010 financial year, the approved Consolidated Financial Statements and Management Report (including the explanatory report on disclosures pursuant to § 315 (4) German Commercial Code) for the 2010 financial year as well as the Report of the Supervisory Board

The Supervisory Board has already approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. Therefore, in accordance with the statutory provisions, a resolution is not provided for on this Agenda Item.

2.	Appropriation of distributable profit

Management Board and Supervisory Board propose that the distributable profit of €816,378,496.20 be used for the payment of a dividend of €0.75 per no par value share on the maximum of 929,499,640 no par value shares that are eligible for payment of a dividend and that the remaining amount of at least €119,253,766.20 be carried forward to new account. Insofar as own shares exist on the day of the General Meeting, the proposed resolution will be modified to the effect that the correspondingly higher remaining amount be carried forward to new account on the basis of an unchanged dividend payment of €0.75 per no par value share.

3.	Ratification of the acts of management of the members of the Management Board for the 2010 financial year

Management Board and Supervisory Board propose that the acts of management be ratified.

4.	Ratification of the acts of management of the members of the Supervisory Board for the 2010 financial year

Management Board and Supervisory Board propose that the acts of management be ratified.

5.	Election of the auditor for the 2011 financial year, interim accounts

The Supervisory Board, based on the recommendation of its Audit Committee, proposes the following resolution:

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is appointed as the auditor of the Annual Financial Statements and as the auditor of the Consolidated Financial Statements for the 2011 financial year.

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is also appointed auditor for the limited review of the condensed financial statements and the interim management report (§ 37w (5), § 37y No. 2 Securities Trading Act) as of June 30, 2011, and the consolidated interim financial statements (§ 340i (4) German Commercial Code) prepared before the Ordinary General Meeting in 2012.

6.	Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights

Management Board and Supervisory Board propose the following resolution:
     a) The company is authorized to buy, on or before November 30, 2015, its own shares in a total volume of up to 10% of the share capital at the time the resolution is taken or — if the value is lower — of the share capital at the time this authorization is exercised. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to § 71a ff. Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of the company’s respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through a stock exchange may not exceed or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not exceed or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be provided for.
     b) The Management Board is authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to § 71 (1) No. 8 Stock Corporation Act on the stock exchange, by an offer to all shareholders or against contribution in kind with the exclusion of shareholders’ pre-emptive rights, for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board is authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders’ pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized, with the exclusion of shareholders’ pre-emptive rights, to use such own shares to issue staff shares to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.
Furthermore, the Management Board is authorized with the exclusion of shareholders’ pre-emptive rights to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10% of the company’s share capital at the time this authorization becomes effective or — if the value is lower — at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act.
     c) The Management Board is also authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.
     d) The presently existing authorization given by the General Meeting on May 27, 2010, and valid until November 30, 2014, to purchase own shares will be cancelled with effect from the time when the new authorization comes into force.
7.	Authorization to use derivatives within the framework of the purchase of own shares pursuant to § 71 (1) No. 8 Stock Corporation Act

In supplementing the authorization to be resolved on under Item 6 of this Agenda to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act, the company is also to be authorized to acquire own shares with the use of derivatives.

Management Board and Supervisory Board propose the following resolution:

The purchase of shares subject to the authorization to acquire own shares to be resolved under Agenda Item 6 may be executed, apart from in the ways described there, with the use of put and call options or forward purchase contracts. The company may sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5% of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on November 30, 2015.

The purchase price to be paid per share upon exercise of the put options or upon the maturity of the forward purchase may not exceed or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs but taking into account the option premium received or paid. The call options may only be exercised if the purchase price to be paid does not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares. The rules specified under Item 6 of this Agenda apply to the sale and cancellation of shares acquired with the use of derivatives.

8.	Authorization to issue participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds (with the possibility of excluding pre-emptive rights), creation of conditional capital and amendment to the Articles of Association

Management Board and Supervisory Board propose the following resolution:
     a) The Management Board is authorized to issue bearer or registered participatory notes, once or more than once, on or before April 30, 2016. The participatory notes must meet the requirements of the German Banking Act, which call for capital paid up to grant participatory rights to be attributable to the company’s liable capital. Participatory notes may come with bearer warrants or they can be linked to a conversion right for the bearer. The option and/or conversion rights entitle holders to buy shares of the company subject to the conditions of warrant-linked participatory rights and/or convertible participatory rights.
The Management Board is further authorized to issue bonds with warrants and/or convertible bonds with a fixed maturity of 20 years at the most or with a perpetual maturity, instead of or besides participatory notes, once or more than once, on or before April 30, 2016, and to grant the holders of bonds with warrants and the holders of convertible bonds option rights and conversion rights, respectively, to subscribe to new shares of the company subject to the conditions of bonds with warrants and of convertible bonds.
The total nominal amount of all participatory notes, bond with warrants and convertible bonds to be issued under this authorization shall not exceed a total value of €9 billion. Option rights and/or conversion rights may only be issued in respect of shares of the company with a proportionate amount of share capital of up to a nominal sum of €230,400,000.
The participatory notes, bonds with warrants and convertible bonds (bonds with warrants and convertible bonds are also referred to together below as “Bonds” and together with participatory notes as “Rights”) may be issued in euro or in the official currency of an OECD member country, as long as the corresponding euro equivalent is not exceeded. Participatory notes, bonds with warrants and convertible bonds may also be issued by the company’s affiliated companies. In this case, the Management Board is authorized to assume on behalf of the company a guarantee for repayment of the bonds and to ensure that option and/or conversion rights are granted.
In case of the issue of participatory notes with warrants and/or bonds with warrants, one or more warrant(s) is/are attached to each participatory note and/or each Bond, entitling the bearer to subscribe to new shares of the company subject to the conditions of warrants to be determined by the Management Board. The proportionate amount of share capital for shares that may be subscribed for each Right shall not exceed the nominal amount of the participatory notes with warrants and/or the bonds with warrants. The maturity of the option right shall not exceed 20 years.
In case of the issue of convertible participatory notes and/or convertible bonds made out to bearer, the holders of participatory notes and/or bonds receive the right to exchange their participatory notes and/or bonds for new shares of the company subject to the conditions of participatory rights and/or conditions of bonds. The exchange ratio is obtained by dividing the nominal amount of a Right by the conversion price determined for one new share of the company (in case of a conversion obligation, by the conversion price determined for this case). The exchange ratio may also be obtained by dividing the issue price of one Right, which is below the nominal amount, by the conversion price determined for one new share of the company. The proportionate amount of share capital for the shares to be issued upon conversion shall not exceed the nominal amount of the convertible participatory note and/or the convertible bond. The conditions of conversion may also establish an unconditional or conditional conversion obligation to convert at maturity or at some other point in time and determine a different conversion price in the event of a conversion obligation than for the execution of a conversion right. In all cases, the conversion rights and conversion obligations expire no later than 20 years after issuance of the convertible participatory notes and/or convertible bonds.
The conditions of participatory notes and/or the conditions of bonds may also stipulate whether and how the exchange ratio may be rounded to a full ratio, whether an additional amount is to be paid in cash or cash compensation is to be paid for broken amounts, and whether a certain date can be determined by which the conversion and/or option rights can or must be exercised.
The option and/or conversion price must not fall below 80% of the price of the Deutsche Bank share in Xetra trading (or in a comparable successor system) on the Frankfurt Stock Exchange. Decisive for this is the average closing price on the ten stock exchange trading days before the Management Board’s final decision to publish an offer for the subscription of bonds or on the company’s statement of acceptance following a public solicitation to tender subscription offers. In the event of pre-emptive rights trading, the days of the pre-emptive rights trading with the exception of the last two exchange trading days of the pre-emptive rights trading are decisive if the Management Board has not already determined the final option or conversion price before pre-emptive rights trading begins. § 9 (1) Stock Corporation Act continues to apply.
The option and/or conversion price is reduced, notwithstanding § 9 (1) Stock Corporation Act, by virtue of a dilution protection clause subject to the conditions of options and/or the conditions of participatory notes or bonds by payment of a corresponding amount in cash upon exercise of the conversion right or by reduction of the additional payment if the company raises its share capital during the option or conversion period and grants its shareholders pre-emptive rights, issues further participatory notes, bonds with warrants or convertible bonds, or other option rights and holders of option and/or conversion rights are not granted pre-emptive rights on the scale to which they would be entitled after exercise of the option and/or conversion right. The conditions may also provide for an adjustment of the option and/or conversion right for the event of a capital reduction.
The conditions of participatory notes and/or the conditions of bonds may determine that, in case of the exercise of the option and/or conversion right, own shares of the company may also be granted. Furthermore, the possibility may also be created that the company, upon exercise of the option and/or conversion right, shall pay the equivalent in cash, which, subject to the conditions of participatory rights and/or conditions of bonds, corresponds to the average price of the Deutsche Bank share in the closing auction in Xetra trading (or a corresponding price-fixing in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange on at least two consecutive trading days during a period of up to ten trading days after the declaration of conversion and/or exercise of the option.
In the case of the issue of Rights, shareholders are in principle entitled to the statutory pre-emptive right. The Management Board is, however, authorized, with the consent of the Supervisory Board, to exclude shareholders’ pre-emptive rights insofar as the issue price is not substantially lower than the theoretical market value of the participatory notes, bonds with warrants or convertible bonds established using recognized actuarial methods. However, the total number of shares to be issued on the basis of participatory rights and bonds under this authorization in accordance with § 186 (3) sentence 4 Stock Corporation Act (with exclusion of pre-emptive rights against cash payments) together with other shares already issued or sold pursuant to or in accordance with this statutory regulation during the validity of this authorization shall not exceed 10% of the share capital at the time this authorization becomes effective or — if the value is lower — at the time this authorization is exercised.
To the extent that the Management Board makes no use of this possibility, it is authorized, with the consent of the Supervisory Board, to exclude broken amounts arising as a result of the subscription ratio from shareholders’ pre-emptive rights and also to exclude pre-emptive rights to the extent necessary to grant the holders of option or conversion rights and/or the holders of convertible bonds and/or convertible participatory notes with a conversion obligation pre-emptive rights on the scale to which they would be entitled after exercise of the option or conversion rights and/or after fulfilling the conversion obligation.
The Rights may also be taken up by banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).
The Management Board is authorized to determine, with the consent of the Supervisory Board, further details concerning the issuance and features of the issue, in particular the volume, timing, interest rate, issue price and maturity, or to do so in consultation with the executive and non-executive management bodies of the company in which the bank has a shareholding floating the issue.
As of the date that the authorization above becomes effective, the authorizations granted by the General Meeting in the years 2008 and 2009 to issue participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds which have not been used and the related conditional capital shall be cancelled.
b) Conditional capital
The share capital is conditionally increased by up to €230,400,000 through the issue of up to 90,000,000 new registered no par value shares. The conditional capital increase serves to grant rights to holders of participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds issued on or before April 30, 2016, in accordance with the authorization set out above under a) by the company or by one of its affiliated companies. The new shares are issued at the conversion and/or option prices calculated in each case in accordance with a). The conditional capital increase can only be carried out to the extent to which these rights are exercised or holders with an obligation to convert fulfil their conversion obligations. The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfilment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.
c) Amendment to the Articles of Association
In § 4, the present sub-paragraphs 3 and 4, containing the conditional capital of the authorizations cancelled under a), are deleted. The present § 4 sub-paragraph 5 will become sub-paragraph 3 and § 4 of the Articles of Association will contain the following new sub-paragraph 4:
“(4) The share capital is conditionally increased by up to €230,400,000 through the issue of up to 90,000,000 new registered no par value shares. The conditional capital increase can only be carried out insofar as
a)	the holders of conversion rights or option rights that are linked with participatory notes or convertible bonds or bonds with warrants to be issued on or before April 30, 2016, by the company or its affiliated companies, based on the authorization granted to the Management Board by resolution of the General Meeting on May 26, 2011, make use of their conversion or option rights, or

b)	the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2016, by the company and/or its affiliated companies, based on the authorization specified above, fulfil their obligation to convert.
The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfilment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.”

9.	Creation of new authorized capital for capital increases in cash (with the possibility of excluding shareholders’ pre-emptive rights, also in accordance with § 186 (3) sentence 4 Stock Corporation Act) and amendment to the Articles of Association

Management Board and Supervisory Board propose the following resolution:
     a) The Management Board is authorized to increase the share capital on or before April 30, 2016, once or more than once, by up to a total of €230,400,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price and the shares issued in accordance with § 186 (3) sentence 4 Stock Corporation Act do not exceed in total 10% of the share capital at the time the authorization becomes effective — or if the value is lower — at the time the authorization is utilized. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).
     b) In § 4 of the Articles of Association, the following new paragraph 5 is added:
“(5)	The Management Board is authorized to increase the share capital on or before April 30, 2016, once or more than once, by up to a total of €230,400,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price and the total shares issued since the authorization in accordance with § 186 (3) sentence 4 Stock Corporation Act do not exceed 10% of the share capital at the time the authorization becomes effective — or if the value is lower — at the time the authorization is utilized. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).”
10.	Creation of new authorized capital for capital increases in cash or in kind (with the possibility of excluding pre-emptive rights) and amendment to the Articles of Association

Management Board and Supervisory Board propose the following resolution:
     a) The Management Board is authorized to increase the share capital on or before April 30, 2016, once or more than once, by up to a total of €230,400,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights if the capital increase against contributions in kind is carried out in order to acquire companies or shareholdings in companies. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).
b)	In § 4 of the Articles of Association, the following sub-paragraph 6 is added:

“(6)	The Management Board is authorized to increase the share capital on or before April 30, 2016, once or more than once, by up to a total of €230,400,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights if the capital increase against contributions in kind is carried out in order to acquire companies or shareholdings in companies. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by certain banks specified by the Management Board with the obligation to offer them to the shareholders (indirect subscription right).”
11.	Creation of new authorized capital for capital increases in cash (with the possibility of excluding pre-emptive rights for broken amounts as well as in favour of holders of option and convertible rights) and amendment to the Articles of Association

Management Board and Supervisory Board propose the following resolution:
     a) The Management Board is authorized to increase the share capital on or before April 30, 2016, once or more than once, by up to a total of €691,200,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights. However, the Management

Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).
     b) In § 4 of the Articles of Association, the following sub-paragraph 7 is added:
“(7)	The Management Board is authorized to increase the share capital on or before April 30, 2016, once or more than once, by up to a total of €691,200,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by certain banks specified by the Management Board with the obligation to offer them to the shareholders (indirect subscription right).”
12.	Election to the Supervisory Board

With the conclusion of the General Meeting on May 26, 2011, the term of office of Sir Peter Job as a member of the Supervisory Board of Deutsche Bank AG will end, so that a new shareholder representative is to be elected. Pursuant to § 96 (1), § 101 (1) Stock Corporation Act and § 7 (1) sentence 1 No. 3 Act Concerning Co-Determination by Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees. In electing shareholder representatives, the General Meeting is not bound by election proposals.

The Supervisory Board now proposes that

Ms. Katherine Garret-Cox, Chief Executive Officer of Alliance Trust PLC, Angus, Scotland, UK,

be elected to the Supervisory Board pursuant to § 9 (1) sentence 2 of the Articles of Association for the period until the end of the General Meeting which resolves on ratification of the acts of management for the 2015 financial year.

Ms. Garrett-Cox is not a member of any supervisory board to be formed by law.

She is a member of the following comparable foreign supervisory body only:

Non-Executive Director of Alliance Trust Savings Limited.

13.	Approval of the conclusion of a partial profit and loss transfer agreement pursuant to § 292 (1) No. 2 Stock Corporation Act (consisting of a “Revenue Sharing Agreement” and an “Operating Agreement”) between Deutsche Bank Aktiengesellschaft, as the company, and Deutsche Bank Financial LLC, Wilmington, as the other party

Deutsche Bank Aktiengesellschaft (hereinafter: “Deutsche Bank AG”) and its wholly owned subsidiary Deutsche Bank Financial LLC, Wilmington, Delaware, USA, (hereinafter: “LLC”) have agreed to enter into a “Revenue Sharing Agreement” and an “Operating Agreement” stipulating that LLC will contribute an investment amount to the business activities of the New York Branch of Deutsche Bank AG (hereinafter: “NY Branch”) in exchange for which it will receive an interest in the profit and loss of the NY Branch. As a partial profit and loss transfer agreement, the Revenue Sharing Agreement and the Operating Agreement, which are to be concluded simultaneously as a single economic transaction, must be approved by the General Meeting of Deutsche Bank AG in accordance with § 293 (1) Stock Corporation Act, even if — as in the case at hand — the other party is a wholly owned subsidiary of Deutsche Bank AG.

In compliance with § 124 (2) sentence 2 Stock Corporation Act, we hereby provide information on essential points of both agreements which are to be presented to the General Meeting for resolution in accordance with § 293 (1) Stock Corporation Act:

As set forth in the recitals of both agreements, the envisaged Revenue Sharing Agreement and the Operating Agreement are to be concluded against the background of more stringent reporting duties and equity capital requirements related to changes in overall banking regulation and supervision in the United States and Europe. They make it necessary for Deutsche Bank AG to adjust the organizational structures with which it currently operates through its NY Branch and subsidiaries in the USA (Taunus Group). Among other things, the transformation of the NY Branch into a business entity (“corporation”) recognized under U.S. tax law is intended to prevent the required organizational changes in the USA from having adverse tax consequences. To obtain this tax status, the NY Branch will require a certain degree of independence and need to be classified as an independent business entity for U.S. tax purposes, which is to be achieved by means of the Revenue Sharing Agreement and the Operating Agreement between Deutsche Bank AG and LLC.

Both agreements are governed by the laws of the State of New York and have been drawn up in accordance with customary U.S. contractual practice. Accordingly, Section 1 of each agreement lists and defines the key terms used in the agreement.

Sections 2 and 3 of the Revenue Sharing Agreement constitute the core provisions of the contract. This includes an undertaking by LLC to contribute an amount of US$385 million to the NY Branch, in exchange for which it will receive a proportionate share of the revenues of the NY Branch — corresponding to the ratio of its investment amount in the capital of the NY Branch (including its affiliated entities attributed to the NY Branch), i.e. a 2% share — but only up to a maximum distribution limit of 11.5% p.a. of the relevant investment amount. Any amounts exceeding the maximum limit do not raise the investment amount, but are carried forward and may be used to offset any future losses. LLC also participates to the same extent — but without an annual maximum limit — in any losses incurred by the NY Branch, up to an amount equal to its investment amount. Losses are not offset, but instead reduce the investment amount.

At the end of each calendar year, the equity capital of the NY Branch will be recalculated as the proportion of the total regulatory capital of Deutsche Bank AG attributable to the NY Branch on the basis of the annualized risk-weighted assets. If there is an increase over the previous year in the equity capital of the NY Branch determined in this manner, LLC is obliged to raise the ratio of its investment amount accordingly. Should the equity capital of the NY Branch be reduced, a corresponding proportion of the LLC investment amount will be returned, to the extent that this investment amount has not been reduced by losses or distributions made in the same year. If LLC is in default with the payment of its increased investment amount, no revenue share will be distributed to LLC until it fulfils its payment obligation. Furthermore, if its investment amount has been reduced by losses, LLC will not receive any share of revenues; instead, the corresponding revenue share to which it is entitled will be used to raise its investment amount until the full investment amount has been restored.

If the NY Branch receives dividends, as defined by U.S. tax law, or other distributions from affiliated entities attributed to the NY Branch under U.S. tax law, which the NY Branch distributes in full for U.S. tax reasons, a proportionate share will also be distributed to LLC — using the same ratio applied for revenue sharing purposes. Such payment will reduce the investment amount and will also be made in cases when it exceeds the maximum limit specified above for revenue sharing, LLC is in default with its investment amount or its investment amount has been reduced by losses.

According to Section 4 of the Revenue Sharing Agreement, the term of the agreement is not limited, but if notice is given or if the NY Branch ceases its business operations, the agreement is terminated with effect from the end of a financial year of Deutsche Bank AG. In the event that the agreement ends, Deutsche Bank AG will make a termination payment to LLC in an amount equal to its investment amount, after deduction of any losses to which LLC is subject.

In Section 5, finally, both contracting parties explicitly state their intention for the NY Branch to be recognized as an independent business entity and to be taxable as a “corporation” for U.S. federal income tax purposes.

The Operating Agreement between LLC and Deutsche Bank AG primarily regulates the future Management of the NY Branch. It is to be managed by a Board of Directors (“Board”) composed of the same number of members as the Management Board of Deutsche Bank AG. LLC may name one member who must be both a member of the Management Board of Deutsche Bank AG and a member of the Board of Directors of LLC. The other members will be appointed by Deutsche Bank AG. The agreement makes it possible for the “Board” to always consist of the same persons as the Management Board of Deutsche Bank AG, while also ensuring that both contracting parties are represented on it.

The Operating Agreement also contains customary provisions regarding the place and time for convening meetings and ways of adopting resolutions. The “Board” has a quorum if at least half of its members are present, and resolutions are passed by simple majority vote.

In addition, the agreement governs the responsibilities of the “Board” regarding the business of the NY Branch. It gives the “Board” general authority and powers for the day-to-day management of the business of the NY Branch, also including a specific catalogue of responsibilities, such as the approval of significant transactions, establishing risk limits, etc. The “Board” may set up a “Regional Executive Committee” to manage the daily affairs of the NY Branch. Special consent from LLC is required for any measures taken by the “Board” in contravention of the Revenue Sharing Agreement or which make LLC liable for the liabilities of the NY Branch or losses exceeding the amount of the LLC investment amount. The term of the Operating Agreement corresponds to the term of the Revenue Sharing Agreement.

Sections 6 — 14 of the Revenue Sharing Agreement and Sections 5 — 13 of the Operating Agreement include covenants customary in U.S. contracts on the absence of agency relationships, modifications and waivers, binding effect on legal successors, necessary consent for the transferability of rights and obligations, number of counterparts, further assurances and the entire agreement clause. Special mention is to be made of the stipulations in Section 9 of the Revenue Sharing Agreement and Section 8 of the Operating Agreement: Both contracts are governed by the laws of the State of New York, under exclusion of the provisions of conflict of laws and are subject to the non-exclusive jurisdiction of the courts of the State of New York for any matter or action arising out of or in connection with these agreements.

Further details regarding the agreements are presented in the joint report of the Management Board of Deutsche Bank AG and the Board of Directors of Deutsche Bank Financial LLC on the partial profit and loss transfer agreement. These details can also be found in the draft agreements in their original English and translated German versions, which will available for inspection once the General Meeting is convened.

From the convocation of the General Meeting on, in addition to further information relating to the General Meeting, the following documents will be available from the Internet website of Deutsche Bank AG. These documents will also be available for inspection by shareholders from this date on the premises of Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main:
—	The draft version of the partial profit and loss transfer agreement, consisting of a draft “Revenue Sharing Agreement” and a draft “Operating Agreement”, both in their original English and translated German versions,

—	the Annual Financial Statements and Management Reports of Deutsche Bank AG and Deutsche Bank Financial LLC for the 2008, 2009 and 2010 financial years,

—	the Joint Report of the Management Board of Deutsche Bank AG and the Board of Managers of Deutsche Bank Financial LLC on the Partial Profit and Loss Transfer Agreement, and

—	the Audit Report of March 31, 2011, drawn up by BDO AG Wirtschaftsprüfungsgesellschaft, the contract auditor appointed by the court.

Upon request, each shareholder will receive a free copy of these documents without delay. The documents specified above will also be available for inspection at the General Meeting.
The Management Board and the Supervisory Board propose that the planned partial and loss profit transfer agreement — consisting of a draft “Revenue Sharing Agreement” and a draft “Operating Agreement”, each to be concluded between Deutsche Bank AG and Deutsche Bank Financial LLC — be approved.
Ad Items 6 and 7:
Report of the Management Board to the General Meeting pursuant to § 71 (1) No. 8 in conjunction with § 186 (4) Stock Corporation Act
Under Item 6 of the Agenda, Deutsche Bank AG is to be authorized to purchase its own shares; Item 7 of the Agenda regulates the possibility of purchasing own shares by using derivatives. The use of put and call options for the purchase of own shares gives the company the possibility of optimizing a buyback. As shown by the specific limitation to 5% of the share capital, it is only intended to supplement the range of instruments available for share buybacks and to extend the possibilities for their use. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that this form of purchase takes account of the principle of equal treatment of shareholders. As a rule, the maturity of the options will not exceed 18 months. In connection with share-based remuneration components, which must be granted as deferred compensation over a multiple year period and are to be subject to forfeiture pursuant to the regulations applicable to banks for their management board and executive management members, the use of call options with longer maturities is to be made possible to establish offsetting positions. Under this authorization, Deutsche Bank AG will only acquire such longer-term options on shares corresponding to a volume of no more than 2% of the share capital.
Under Item 6 of the Agenda, the company is also to be authorized to resell purchased shares. The possibility of reselling own shares enables them to be used for the renewed procurement of capital. Besides sale through the stock exchange or by offer to all shareholders — both of which would ensure equal treatment of shareholders under the legal definition — the proposed resolution also provides for the own shares to be placed at the company’s disposal so that they can be offered as consideration for the acquisition of companies or shareholdings in companies subject to the exclusion of shareholders’ pre-emptive rights. This is intended to enable the company to react quickly and successfully, on both national and international markets, to advantageous offers or any other opportunities to acquire companies or shareholdings in companies. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that fact.
Over and above this, the authorization makes it possible, in case of a sale of the shares by offer to all shareholders, to partially exclude shareholders’ pre-emptive rights in favour of holders of warrants, convertible bonds and convertible participatory rights. The background to this is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on an anti-dilution formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two arrangements in such situations.
In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees of the company or its affiliated companies or to service option rights granted to employees and members of the executive and non-executive management bodies of the company or its affiliated companies. For these purposes, the company disposes, to some extent, over authorized and conditional capital and/or creates such capital, as the case may be, together with the respective authorization. In part the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense; the authorization is intended to increase the available scope in this respect. The situation is similar in cases where purchase rights or obligations relating to the company’s shares are granted to employees or members of the executive and non-executive management bodies as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. A corresponding exclusion of shareholders’ pre-emptive rights is also required for this use of purchased shares.
Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act with respect to the re-sale of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favourable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue price and thus to strengthen capital and reserves to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that pursuant to it, based on § 186 (3) sentence 4 Stock Corporation Act, shares may only be sold with the exclusion of shareholders’ pre-emptive rights up to the maximum limit specified therein of 10% of the share capital to the extent shares have not already been issued or sold with the exclusion of pre-emptive rights during its validity, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option or conversion rights that were granted from bonds or participatory rights issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3%, but will not in any event exceed 5%.

Ad Item 8:
Report of the Management Board to the General Meeting pursuant to § 221 (4) in conjunction with § 186 (4) Stock Corporation Act
The availability of appropriate equity capital is the basis for the company’s business development. The German Banking Act requires banks to have an adequate level of equity capital. Here a distinction is made essentially between core capital and supplementary capital. Core capital comprises of share capital and reserves and, under certain circumstances, convertible bonds subject to an obligation to convert. Supplementary capital includes, above all, liabilities entered into as subordinated term debt. Depending on their conditions, participatory rights are attributed to supplementary or core capital. The new equity capital rules for banks issued by the Basel Committee on Banking Supervision in December 2010 provide, among other things, that capital adequacy requirements are to be fulfilled predominantly through core capital, above all through share capital and reserves. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.
The authorization requested under Item 8 is intended to give the company a new broad basis for the issue of warrant-linked participatory rights, convertible participatory rights, bonds with warrants or convertible bonds, enabling it to flexibly use these instruments at any time. The possibility to also make convertible participatory rights and convertible bonds subject to a conversion obligation in certain cases broadens the scope for employing financial instruments of this kind. In this connection, the company should be able to access the German or international capital markets, depending on the market situation, possibly through its Group companies, to issue bonds in euros as well as in the official currency of an OECD country. In principle, shareholders are entitled to pre-emptive rights; however, this entitlement may be excluded with the consent of the Supervisory Board, provided the shares are issued at prices not substantially below the theoretical market value. The possibility of excluding pre-emptive rights gives the company the flexibility to react quickly to any favourable stock market situations that may arise, which would otherwise not be the case considering the necessary lead time and subscription period of at least two weeks for capital increases with pre-emptive rights.
For the exclusion of pre-emptive rights upon the issue of convertible bonds or bonds with warrants, pursuant to § 221 (4) sentence 2 Stock Corporation Act, the provisions of § 186 (3) sentence 4 Stock Corporation Act apply analogously, according to which pre-emptive rights can be excluded “if the capital increase against cash payments does not exceed ten per cent of the share capital and the issue price does not exceed the quoted price of the shares and the issue price is not significantly lower than the quoted price of the shares.” The authorization ensures that the maximum limit is observed for exclusions of pre-emptive rights as specified in § 186 (3) sentence 4 Stock Corporation Act.

Convertible bonds, bonds with warrants, convertible participatory rights or warrant-linked participatory rights may only be issued with the exclusion of shareholders’ pre-emptive rights based on § 186 (3) sentence 4 Stock Corporation Act to the extent that the maximum limit of 10% of the share capital has not already been expended during the validity of this authorization through the issue or sale of shares with the exclusion of pre-emptive rights in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this are shares that are to be issued to service option or conversion rights that were granted from bonds or participatory rights issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization.
It also follows from § 186 (3) sentence 4 Stock Corporation Act that the issue price must not be substantially below the market price. This is intended to ensure that the value of a shareholder’s share is not substantially diluted (price mark-down). Whether or not such a dilution effect has arisen can be mathematically calculated by comparing the arithmetic market value of a bond issue with the issue price. In determining the price in line with the capital market situation at any given time, the Management Board will keep any mark-down on the stock market price as low as possible. Thus the arithmetic market value of a pre-emptive right will fall to nearly zero, thereby ensuring that no appreciable economic damage arises for shareholders through the exclusion of pre-emptive rights. They also have the possibility of maintaining their share in the company’s share capital at virtually the same conditions, for instance, by acquiring the necessary shares on the stock exchange.
Apart from this, the envisaged exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts and facilitates the execution of the capital transaction. The exclusion of pre-emptive rights in favour of holders or creditors of option rights or convertible rights, or convertible participatory rights and convertible bonds subject to a conversion obligation, has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced for the holders or creditors of existing option rights or convertible participatory rights and/or convertible bonds (possibly subject to conversion obligations) in accordance with the respective conditions of options and conversion.
The conditional capital (€230,400,000) is needed to fulfil the option rights, conversion rights and/or conversion obligations for Deutsche Bank shares related to participatory notes, bonds with warrants and convertible bonds.
Ad Item 9:
Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act
The authorization requested under Item 9 is intended to sustain and broaden the company’s equity capital base and replaces, together with the proposals under Items 10 and 11, the authorized capital fully utilized in 2010 with an almost identical structure. The availability of appropriate equity capital is the basis for the company’s business development. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.
The authorization requested under Item 9 is intended to create authorized capital in the amount of €230,400,000, in the utilization of which shareholders in principle have pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders’ pre-emptive rights. The background for providing the possibility to exclude pre-emptive rights in favour of holders of option rights, convertible bonds and convertible participatory rights is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on an anti-dilution formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two arrangements in such situations.
The additional possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act enables Management to exploit favourable stock market situations and, through pricing in conformity with the market, to obtain the highest possible issue proceeds and thus the greatest possible strengthening of equity capital. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The amount foreseen for this authorization is roughly 9.7% of the share capital. The authorization ensures that pursuant to it, shares may only be issued with the exclusion of shareholders’ pre-emptive rights based on § 186 (3) sentence 4 Stock Corporation Act up to the maximum limit of 10% of the share capital to the extent shares have not already been issued or sold with the exclusion of pre-emptive rights during its validity, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option or conversion rights if the underlying bonds or participatory rights were issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. In the event this possibility of increasing capital is used, Management will limit any mark-down on the issue price compared with the stock market price to a maximum of presumably 3%, but at any event not more than 5%. In the event of such a capital increase, shareholders who want to maintain their investment ratio have the possibility, in light of the high liquidity of trading in the Deutsche Bank share, to purchase shares on the stock market at conditions that essentially correspond to the issue of the new shares. In such case, this does not result in economic terms to a dilution of shareholders’ equity interests.
Ad Item 10:
Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act:
The authorization requested under Item 10 is intended to sustain and broaden the company’s equity capital base and replaces the authorized capital fully utilized through the capital increase in 2010 with an almost identical structure — except for the amount. The availability of appropriate equity capital is the basis for the company’s business development. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.
The authorization requested under Item 10 of the Agenda is intended to create authorized capital in the amount of €230,400,000, in the utilization of which shareholders in principle have — as a rule indirect — pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders’ pre-emptive rights. The background for providing the possibility to exclude pre-emptive rights in favour of holders of option rights, convertible bonds and convertible participatory rights is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on an anti-dilution formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two arrangements in such situations.

The additional possibility of excluding pre-emptive rights in case of capital increases in kind is designed to put the Management Board, with the consent of the Supervisory Board, in a position, in appropriate instances, to acquire companies, shareholdings in companies and other assets in return for shares of the company. This is intended to enable the company to react quickly and successfully on national and international markets to advantageous offers or to other opportunities to acquire companies or shareholdings in companies which conduct similar or related business or business which is conducive for the scope of our activities as well as other assets that are important for the bank’s ongoing development of business. It is not uncommon in the course of negotiations that it is necessary, or in the special interests of one or often both parties, for shares to be provided as consideration instead of cash. In such situations, this possible arrangement can turn out to be especially favourable to Deutsche Bank, also as a form of finance that conserves liquidity and creates equity capital. To be able to make such acquisitions at short notice if needed, the company must have the means to carry out a capital increase in kind, under exclusion of pre-emptive rights. The issue price of the new shares is fixed by the Management Board, with the consent of the Supervisory Board, taking into account the interests of the company and its shareholders. With a total volume of up to 90,000,000 shares, approximately 9.7% of the current share capital is available for this.
Ad Item 11:
Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act:
The authorization requested under Item 11 of the Agenda is intended to sustain and broaden the company’s equity capital base and, together with the other authorized capital amounts proposed to this General Meeting, is intended to make a sufficiently broad range of capital instruments available for Management to be able to appropriately react to possible developments over the next few years. The availability of appropriate equity capital is the basis for the company’s business development. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.

The authorization requested under Item 11 is intended to create authorized capital in the amount of €691,200,000, in the utilization of which shareholders in principle have pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders’ pre-emptive rights. The background for providing the possibility to exclude pre-emptive rights in favour of holders of option rights, convertible bonds and convertible participatory rights is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on an anti-dilution formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two arrangements in such situations.
Total number of shares and voting rights
The company’s share capital at the time of convocation of this General Meeting amounts to €2,379,519,078.40 and is divided up into 929,499,640 registered (no par value) shares with eligibility to vote at and participate in the General Meeting. At the time of convocation of this General Meeting, 4,177,887 of these no par value shares consist of own shares held in treasury, which do not grant any rights to the company.
Participation in the General Meeting and exercise of voting rights
Pursuant to § 17 of the Articles of Association, shareholders who are entered in the share register and have notified the company of their intention to attend are entitled to participate in the General Meeting and exercise their voting rights. Such notification must be received by the company by no later than May 20, 2011, either electronically using the company’s password-protected Internet portal as specified in the letter to registered shareholders (www.deutsche-bank.com/general-meeting) or in text form to the domicile of the company in Frankfurt am Main or to the following address:
Deutsche Bank Aktiengesellschaft
Aktionaersservice
Postfach 14 60
61365 Friedrichsdorf
Germany
e-mail: deutschebank.hv@rsgmbh.com

Pursuant to § 67 (2) sentence 1 Stock Corporation Act, only those who are listed in the share register are considered shareholders of the company. As a result, the status of the entries in the share register on the day of the General Meeting is decisive for determining the right to participate and the number of votes the authorized participant is entitled to. For technical processing reasons, however, no changes to the share register will be carried out (“registration stop”) between the end of May 24, 2011, and the conclusion of the General Meeting. Therefore, the entry status in the share register on the day of the General Meeting will correspond to the status after the last change of registration on May 24, 2011. The registration stop does not mean the shares are blocked for disposal. Share buyers whose change of registration requests are received by the company after May 24, 2011, however, cannot de facto exercise their rights to participate and vote on the basis of these shares, unless they have obtained a power of attorney to do so or an authorization to exercise such rights. In such cases, the shareholder entered in the share register retains the participation and voting rights until the change of registration. All buyers of the company’s shares not yet listed in the share register are therefore requested to submit change of registration requests in due time.
Exercise of voting rights by authorized representatives
Shareholders listed in the share register may also have their voting rights exercised by an authorized representative (proxy). The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the company are required, in principle, in text form if the power of attorney to exercise the voting right is granted neither to a bank or an institution or company with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act, nor to a shareholders’ association or another person with an equivalent status pursuant to § 135 (8) Stock Corporation Act.
Powers of attorney can also be issued and revoked until May 26, 2011, 12 noon, electronically using the password-protected Internet portal (at www.deutsche-bank.com/general-meeting).
Proof of the proxy authorization vis-à-vis the company can also be sent electronically to the following e-mail address: deutschebank.hv@rsgmbh.com
For powers of attorney to exercise voting rights issued to banks, to institutions or companies with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act, and to shareholders’ associations or other persons with an equivalent status pursuant to § 135 (8) Stock Corporation Act, the text form is not required by law, nor by the Articles of Association. The recipients of such powers of attorney determine their own formal requirements as necessary.
The company also offers its shareholders the possibility of being represented by company employees appointed by the company as proxies to exercise shareholders’ voting rights at the General Meeting. These company proxies will only vote in accordance with the instructions issued to them. The power of attorney and instructions can be submitted in writing to the following address:
Deutsche Bank Aktiengesellschaft

Aktionaersservice
Postfach 14 60
61365 Friedrichsdorf
Germany
Furthermore, there is also the possibility to issue the power of attorney and instructions to the company employees appointed as proxies by May 26, 2011, 12 noon, electronically using the password-protected Internet portal (at www.deutsche-bank.com/general-meeting).
Details on how to issue a power of attorney and instructions through the Internet are given in the documents sent to the shareholders.
Admission cards and voting cards will be issued to shareholders and representatives authorized to participate.
Submitting absentee votes
This year, for the first time, shareholders listed in the share register can submit their votes without participating in the General Meeting through absentee voting. Registration in due time is indispensible for this form of voting, too.
Votes submitted within the framework of absentee voting must be received by the company in writing or using electronic communication before the registration period expires, i.e. at the latest by May 20, 2011. For absentee voting in writing, please use the personalized registration form that is sent to you together with the invitation and return it to the following address:
Deutsche Bank Aktiengesellschaft
Aktionaersservice
Postfach 14 60
61365 Friedrichsdorf
Germany
Furthermore, you can participate in absentee voting using the password-protected Internet service for the General Meeting; in this case, the deadline specified above also applies.
After May 20, 2011, you will no longer be able to select absentee voting if you have requested an admission card or issued a power of attorney to a third party or company proxy. After this date, a change of votes cast in the absentee ballot is only possible using the password-protected Internet portal and only for the absentee voters who submitted their absentee votes using the password-protected Internet portal. This possibility of changing votes also ends on the day of the General Meeting at 12 noon. The possibility to participate in the General Meeting by revoking the absentee ballot remains unaffected.
Furthermore, authorized banks, institutions or companies with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act as well as shareholders’ associations or other persons with an equivalent status pursuant to § 135 (8) Stock Corporation Act may also make use of absentee voting pursuant to the rules described above and in observing the specified deadlines.
Requesting documents for the General Meeting
Documents for the General Meeting, in particular the documents for Item 1 of the Agenda, can be requested from the following address:
Deutsche Bank Aktiengesellschaft
Corporate Secretariat
60262 Frankfurt am Main
Germany
e-mail: corporate.secretariat@db.com
Telefax: +49 69 910 85560
Documents for and additional information concerning the General Meeting are also accessible through the Internet at www.deutsche-bank.com/general-meeting. Furthermore, these documents will be available at the General Meeting and — if necessary — will be explained in more detail.
Requests for additions to the Agenda pursuant to § 122 (2) Stock Corporation Act
Shareholders whose aggregate shareholdings represent 5% of the share capital or the proportionate amount of €500,000 may request that items be placed on the Agenda and published. The request must be addressed in writing to the Management Board of the company and be received by the company at the latest on Monday, April 25, 2011. Please send such requests to the following address:
Deutsche Bank Aktiengesellschaft
Management Board
60262 Frankfurt am Main
Germany
Each new item of the Agenda must also include a reason or a resolution proposal. Shareholders making such a request must prove that he has/they have owned his/their shares for at least three months before the day of the General Meeting (i.e. at the latest since February 26, 2011, 12 midnight). The provisions of § 70 Stock Corporation Act must be observed in determining the ownership period.
The publication and forwarding of requests for additions are carried out in the same way as in the convocation.
Shareholders’ counterproposals and election proposals pursuant to § 126 (1), § 127 Stock Corporation Act
The company’s shareholders may submit counterproposals to the proposals of the Management Board and/or Supervisory Board on specific Agenda Items as well as election proposals for the election of the auditor. Such proposals (stating reasons) and election proposals are to be sent solely to:
Deutsche Bank Aktiengesellschaft

Corporate Secretariat
60262 Frankfurt am Main
Germany
e-mail: corporate.secretariat@db.com
Telefax: +49 69 910 85560
Counterproposals or election proposals sent to any other address will not be considered. Counterproposals must stipulate a reason; this does not apply to election proposals.
Shareholders’ counterproposals and election proposals that are duly received by the company at the address specified above by Wednesday, May 11, 2011, at the latest, will be made accessible through the Internet website:
www.deutsche-bank.com/general-meeting
along with the name of the shareholder and, in the case of counterproposals, the reason as well as any comments by management.
The company is not required to make a counterproposal and its reason or an election proposal accessible if one of the exclusionary elements pursuant to § 126 (2) Stock Corporation Act exists, for example, because the election proposal or counterproposal would lead to a resolution by the General Meeting that breaches the law or the Articles of Association or its reason apparently contains false or misleading information with regard to material points. Furthermore, an election proposal need not be made accessible if the proposal does not contain the name, the current occupation and the place of residence of the proposed person. The reason for a counterproposal need not be made accessible if its total length is more than 5,000 characters.
It should be noted that counterproposals and election proposals, even if they have been submitted to the company in advance and in due time, will only be considered at the General Meeting if they are also submitted/put forward verbally there. The right of every shareholder to put forward counterproposals on the various Agenda Items or election proposals even without a previous submission to the company remains unaffected.
Right to obtain information pursuant to § 131 (1) Stock Corporation Act
At the General Meeting, every shareholder may request information from the Management Board about company matters insofar as the information is required for a proper evaluation of the relevant matter on the Agenda (cf. § 131 (1) Stock Corporation Act). The duty to provide information also covers the company’s legal and business relations with affiliated companies as well as the position of Deutsche Bank Group and of the companies included in the Consolidated Financial Statements of Deutsche Bank AG. In principle, requests for information are to be put forward at the General Meeting verbally.
The Management Board my refrain from answering individual questions for the reasons specified in § 131 (3) Stock Corporation Act, for example, if providing such information, according to sound business judgement, is likely to cause material damage to the company or an affiliated company. Pursuant to the Articles of Association, the Chairman of the General Meeting, over the course of the General Meeting, may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers (cf. § 19 (2) sentence 2 of the Articles of Association).
Additional information
Additional information on shareholders’ rights pursuant to § 122 (2), § 126 (1), § 127, § 131 (1) Stock Corporation Act can be found on the company’s website at www.deutsche-bank.com/general-meeting.
Notice on the company’s Internet website
Information pursuant to § 124a Stock Corporation Act on this year’s Ordinary General Meeting are accessible on the company’s Internet website at www.deutsche-bank.com/general-meeting.
Frankfurt am Main, April 2011
Deutsche Bank Aktiengesellschaft
The Management Board